Aquino Milling Inc.

10685-B Hazelhurst Dr. #13025

Houston, Texas 77043

Phone: (866) 655-7690

March 21, 2012

By Edgar

Anne Nguyen Parker

Branch Chief - Legal

Securities and Exchange Commission

Washington, DC 20549

Re:	Aquino Milling Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 29, 2012
File No. 333-178789

Dear Mrs. Parker:

Aquino Milling Inc. acknowledges receipt of the letter dated March 20, 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Third Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Form S-1/A2 Filed February 29, 2012

Report of Registered Independent Auditors, page F-2

1.	Please obtain a revised report from your auditor that reflects the correct 2012 audit report date.

Response: Revised. We have the report from our auditor that reflects the correct 2012 audit report date. Please see the Third Amended Draft.

Note 7 Subsequent Events

2.	You disclose that subsequent events have been evaluated through February 20, 2011. Please revise this date if it is an error, or tell us why the financial statements have not been evaluated through a more recent date.

Response: Revised. We have revised Note 7 of our financial statements to state that that subsequent events have been evaluated through February 20, 2012.Please see the Third Amended Draft.

* * *

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

Mr. Louie P. Aquino
President

VIA EDGAR

cc: Kevin Dougherty, Staff Attorney, Securities and Exchange Commission, Division of Corporation Finance – Edgar